KOHL’S CORPORATION HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. S200.83

This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with four asterisks (****).

September 10, 2007

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

CF/AD2

100 F. Street, NE

Washington, D.C. 20549-3561

Re:	Kohl’s Corporation
Form 10-K for Fiscal year Ended February 3, 2007
Filed March 23, 2007
Form 10-Q for Fiscal Quarter Ended May 5, 2007
Filed June 8, 2007
File No. 1-11084

Dear Mr. Choi:

We are in receipt of your letter dated August 28, 2007 regarding the above-referenced filings for Kohl’s Corporation. Our responses to each of your comments are provided below. We have repeated each of your comments in full (in italics) and the response to each comment is noted directly below the quoted comments.

1.	We note from your disclosure on page 16 that selling, general and administrative expenses include all costs associated with your distribution centers. Please expand your MD&A discussion to provide cautionary disclosure that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of merchandise sold and others like you exclude all of them from gross margin, including them instead in selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Response

In future filings, we will expand our MD&A discussion to include cautionary disclosure that our gross margins may not be comparable with other retailers since we include costs associated with our distribution centers in selling, general and administrative expenses while other retailers may include these costs in cost of merchandise sold. For the fiscal years ended February 3, 2007, January 28, 2006 and January 29, 2005 distribution center costs totaled approximately $173 million, $154 million and $146 million, respectively. These costs will be separately quantified within MD&A in future filings.

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

2.	In future filings, please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, please explain the reasons for the increases in merchandise inventories and accounts payable from fiscal 2005 to 2006. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response

In future filings, we will expand our analysis and discussion of cash flows from operating activities, including changes in working capital components. We will ensure that this analysis includes reasons for changes in all material balances of working capital including inventory and accounts payable. These reasons will include change in inventory per store linked with sales change and accounts payable as a percentage of inventory along with explanations for changes.

3.	You disclose in footnote 3 on page F-12 that the Board of Directors has authorized significant repurchases of your common stock. In future filings, please disclose the reasons for the stock repurchases and discuss the impact any remaining future purchases will have on your short- and long-term liquidity.

Response

The $2 billion share repurchase authorized by our Board of Directors has been completed as of July 2007. The reason for the share repurchases was to return excess capital generated from the sale of our credit card receivables to JPMorgan Chase (Chase) to our shareholders. In future filings, we will disclose the reasons for the stock repurchases and will discuss the impact any future share repurchases would have on our short and long-term liquidity.

4.	You disclose on page F-14 that many of your store leases obligate you to pay real estate taxes, insurance and maintenance costs. To the extent that these costs are material, please disclose in a note to the contractual obligations table that lease obligations exclude payments for these items. Please also include a discussion of the payments to the extent necessary to provide a context for the reader to understand the impact of those costs on your total lease obligations. See Item 303(a)(5) of Regulation S-K.

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	2

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

Response

For the fiscal year ended February 3, 2007, real estate taxes, insurance and maintenance costs on leased stores totaled approximately $126 million. We will add a note to the contractual obligations table in future filings that lease obligations exclude payments for these items. We will also quantify these expenses for the historical years presented in future filings to provide a context to the reader to understand the impact of these costs on our total lease obligation.

5.	In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by Item 303(a)(5)(i) of Regulation S-K. In this regard, we note that your 2007, 2008, 2009, 2010, 2011 and thereafter categories do not comply with the prescribed requirements.

Response

In future filings, we will revise our presentation of contractual obligations to include the following headings:

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

6.	We note that you present cost of sales exclusive of depreciation and amortization. Please revise the description of the “Cost of merchandise sold” line item to comply with the requirements of SAB Topic 11:B.

Response

In future filings, we will revise the description of the “Cost of merchandise sold” to “Cost of merchandise sold (exclusive of depreciation shown separately below)”.

7.	Please expand your discussion to disclose the manner by which you estimate a provision, if any, for damaged, obsolete, excess and slow-moving inventory. Please also confirm that you will:

•	Disclose the amount of and circumstances surrounding any material inventory impairment charges in MD&A and the notes to your financial statements; and

•	To the extent material, present inventory impairment charges as a separate reconciling item in the operating activities section of your statements of cash flows.

Response

In future filings, we will expand our discussion by adding the following “and record a reserve when the future estimated selling price is less than cost”. Additionally, we will disclose the amount of and circumstances surrounding any material inventory impairment charges in MD&A and in the notes to our financial statements. To the extent material, we will also present inventory impairment charges as a separate reconciling item in the operating activities section of our statements of cash flows.

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	3

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

The provision is estimated based on total levels of inventory and clearance ownership as of quarter end using historical sales information to estimate the percentage of inventory that will be sold below cost that we’ve not already recorded a markdown for.

8.	We note from your disclosure that your sales for fiscal year 2006 included $15.0 million related to the initial recognition of gift card breakage revenue. We note further that gift card breakage revenue is based on historical redemption patterns and represents the balance of gift cards for which you believe the likelihood of redemption by a customer is remote. Please tell us your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS 140. In doing so, tell us whether any or all of your gift cards are redeemable for cash and carry expiration dates and whether and how your accounting policies differ with respect to gift cards that do and do not carry expiration dates. Please provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In addition, please provide us the historical evidence supporting your estimate of breakage recognized in fiscal year 2006. Consider providing us a schedule that reflects the following information for an appropriate historical period:

•	the number and dollar amount of gift cards purchased by year;

•	the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year;

•	the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year; and

•	the breakage recognized on a quarterly basis for all year-to-date historical periods.

Further, please tell us whether you recognize breakage upon the sale of the gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

Response

FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement 140), specifies that a liability may be derecognized only when the obligor is legally released from its obligation. Theoretically, this could result in an indefinite deferral of unused gift card balances that do not have to

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	4

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

be escheated to a state or other taxing authority. We believe it is appropriate to derecognize the gift card liability by analogy to FASB Statement No. 5, Accounting for Contingencies (Statement 5), when the Company has sufficient company-specific customer experience to indicate when it is remote that the customer will require performance, and the amount of breakage can be objectively and reliably estimated using company-specific historical evidence.

Our gift cards have never been redeemable for cash nor have they ever had expiration dates.

We issue 3 different types of gift cards, each with different redemption patterns. Each type of card was treated differently with respect to calculating the breakage based on the unique redemption patterns. The different types of gift cards are:

•	standard gift cards purchased by customers making up approximately 50% of the total gift card dollars issued in fiscal 2006

•

Kohl’s Cares for Kids Gift Cards are sold by Kohl’s at a discount to charitable organizations who sell at face value for fundraisers. This type of card represented approximately 10% of the total gift card dollars issued in fiscal 2006.

•

Kohl’s Merchandise Return Cards are issued to customers returning merchandise without proof of purchase. This type of card represented approximately 40% of the total gift card dollars issued in fiscal 2006.

We have presented five years of information and have broken it down by type of card as described above:

Number and dollar amount of gift cards purchased by year:

Standard gift cards

	Total Number Issued	Total Dollars Issued
Cards Issued - FY2001	****	****
Cards Issued - FY2002	****	****
Cards Issued - FY2003	****	****
Cards Issued - FY2004	****	****
Cards Issued - FY2005	****	****
Cards Issued - FY2006	****	****

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	5

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

Kohl’s Cares for Kids gift cards

	Total Number Issued	Total Dollars Issued
Cards Issued - FY2001	****	****
Cards Issued - FY2002	****	****
Cards Issued - FY2003	****	****
Cards Issued - FY2004	****	****
Cards Issued - FY2005	****	****
Cards Issued - FY2006	****	****

Kohl’s Merchandise Return Cards

	Total Number Issued	Total Dollars Issued
Cards Issued - FY2001	****	****
Cards Issued - FY2002	****	****
Cards Issued - FY2003	****	****
Cards Issued - FY2004	****	****
Cards Issued - FY2005	****	****
Cards Issued - FY2006	****	****

Dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year (number not included as does not impact the breakage)

Standard gift cards

	$’s Redeemed - 12 Months Post Issuance	% Redeemed - 12 Months Post Issuance	$’s Redeemed - 24 Months Post Issuance	% Redeemed - 24 Months Post Issuance	$’s Redeemed - 36 Months Post Issuance	% Redeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	6

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

Kohl’s Cares for Kids gift cards

	$’s Redeemed - 12 Months Post Issuance	% Redeemed - 12 Months Post Issuance	$’s Redeemed - 24 Months Post Issuance	% Redeemed - 24 Months Post Issuance	$’s Redeemed - 36 Months Post Issuance	% Redeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

Kohl’s Merchandise Return Cards

	$’s Redeemed - 12 Months Post Issuance	% Redeemed - 12 Months Post Issuance	$’s Redeemed - 24 Months Post Issuance	% Redeemed - 24 Months Post Issuance	$’s Redeemed - 36 Months Post Issuance	% Redeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

The dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year (number not included as does not impact the breakage)

Standard gift cards

	$’s Unredeemed - 12 Months Post Issuance	% Unredeemed - 12 Months Post Issuance	$’s Unredeemed - 24 Months Post Issuance	% Unredeemed - 24 Months Post Issuance	$’s Unredeemed - 36 Months Post Issuance	% Unredeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	7

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

Kohl’s Cares for Kids gift cards

	$’s Unredeemed - 12 Months Post Issuance	% Unredeemed - 12 Months Post Issuance	$’s Unredeemed - 24 Months Post Issuance	% Unredeemed - 24 Months Post Issuance	$’s Unredeemed - 36 Months Post Issuance	% Unredeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

Kohl’s Merchandise Return Cards

	$’s Unredeemed - 12 Months Post Issuance	% Unredeemed - 12 Months Post Issuance	$’s Unredeemed - 24 Months Post Issuance	% Unredeemed - 24 Months Post Issuance	$’s Unredeemed - 36 Months Post Issuance	% Unredeemed - 36 Months Post Issuance
FY2001	****	****	****	****	****	****
FY2002	****	****	****	****	****	****
FY2003	****	****	****	****	****	****
FY2004	****	****	****	****	N/A	N/A
FY2005	****	****	N/A	N/A	N/A	N/A
FY2006	N/A	N/A	N/A	N/A	N/A	N/A

Total breakage recognized on a quarterly basis for all year-to-date historical periods

Initial Breakage Recognized Q3 2006:	$15,017,204
Q3 2006 Breakage Recognized	****
Q4 2006 Breakage Recognized	****

Total FY2006 Breakage Recognized	****

Q1 2007 Breakage Recognized	****

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	8

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

The large population of homogeneous, historical transactions summarized above clearly demonstrates that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and consistent by type of gift card.

Breakage, excluding any amounts that are statutorily required to be escheated to state or other taxing authorities, is recognized over the term of our performance obligation. This recognition methodology is supported by views expressed by Ms. Pamela Schlosser of the SEC staff in a speech at the December 5, 2005 AICPA National Conference on Current SEC and PCAOB Developments. The following excerpts from this speech support our recognition methodology: “Another approach may be to recognize breakage for unused gift card amounts in proportion to actual gift card redemption. Gift cards sold over a certain period of time would be considered on a homogenous pool basis. The estimated values of gift cards expected to go unused would then be recognized over the period of performance, that is, as the remaining gift card values are redeemed. To utilize this approach, a vendor would be required to not only reasonably and objectively determine the amount of gift card breakage, but also reasonably and objectively determine the estimated time period of actual gift card redemption. “

9.	We note that you sold your private label credit card accounts and the related outstanding balances to JP Morgan Chase (“Chase”) and that you entered into a multi-year agreement that provides for you to receive ongoing payments related to the profitability of the credit card portfolio. Please tell us what consideration, if any, you gave to presenting the sale of your credit card business as discontinued operations pursuant to SFAS 144 and EITF 03-13 and to reflecting the sale proceeds in investing in activities on your statement of cash flows. In doing so, please provide us with further information regarding your multi-year agreement and the ongoing payments you will receive. Indicate whether you have any significant ongoing obligations to Chase and indicate whether the amount reflected in the line item “Due to JP Morgan Chase” in the tabular presentation of accrued liabilities on page F-9 pertains to this agreement or to other ongoing obligations. Quantify the amounts presented in your financial statements for fiscal year 2006 attributed to this agreement.

Response

We used FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), paragraph 42 as our basis for not presenting the sale of our credit card receivables as discontinued operations. Per paragraph 44, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	9

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. As disclosed in the Form 8-K we filed with the SEC on March 6, 2006 as well as in the Private Label Credit Card Program Agreement (Program Agreement) we filed as Exhibit 10.2 with our fiscal 2005 Form 10-K, we have had significant continuing involvement in the credit card operations after the disposal transaction.

Pursuant to the Program Agreement, Kohl’s handles all customer service functions and is responsible for all advertising and marketing related to the Kohl’s credit card customer on behalf of Chase. In return for these services under the Program Agreement, Kohl’s receives ongoing payments related to the profitability of the Program Agreement. The initial term of the Program Agreement is for five years.

In fiscal 2006, payments to Kohl’s from Chase under the Program Agreement totaled approximately ****. Offsetting this amount are the expenses incurred by Kohl’s for providing customer service, advertising and marketing under the Program Agreement with Chase.

The amount reflected in the line item “Due to JP Morgan Chase” in the tabular presentation of accrued liabilities on page F-9 represents three calendar days of credit card sales not yet remitted to Chase. This amount varies throughout the year in parallel to our overall business and is not tied to any future obligations, but simply a part of our normal daily settlement process with them. Additionally, the following amounts were included in various balance sheet accounts in our February 3, 2007 financial statements:

•	$34 million current receivable from Chase for cash to be received for the days of sales not yet settled as of month end

•	$31 million current receivable from Chase for Kohl’s servicing of the credit card portfolio

•

$4 million deferred gain (current liability) and $8 million deferred gain (long-term liability) representing the gain on the sale of the credit card portfolio to Chase to be recognized ratably over the 5 year life of the Chase agreement

We used FASB Statement No. 95, Statement of Cash Flows (Statement 95) as our basis for classifying the proceeds from the sale of our customer accounts receivable as operating activities. Paragraph 22 of Statement 95 states that cash receipts from sales of goods or services are operating cash flows. That classification is required regardless of whether those cash flows stem from collection of the receivable from the customer or the sale of the customer receivable to others; regardless of whether those receivables are on account or stem from the issuance of a note; and regardless of whether they are collected in the short-term or the long-term.

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	10

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

10.	We note your statement that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

We will revise our disclosure in future filings to state that our controls and procedures were designed at the reasonable assurance level and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

11.	We note that you state there were no significant changes in your internal controls or in other factors that could significantly affect those controls during the last fiscal quarter, including any corrective actions with regard to significant deficiencies and material weaknesses. Please confirm to us, if true, that there were no changes in your internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Response

We confirm that there were no changes in our internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. In future filings, should we have any internal control changes that have materially affected, or are reasonably likely to affect, our internal control over financial reporting, we will disclose as appropriate. We will also disclose in future filings that there are no changes if that is applicable.

12.	You state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. In future filings, please

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	11

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

9/10/2007

revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response

In future filings, we will revise our disclosure to state that our officers concluded that our disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosures.

In connection with our responses presented herein, Kohl’s acknowledges that:

•	Kohl’s is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kohl’s may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding our responses included herein, please do not hesitate to contact me directly at (262) 703-1893 or via facsimile at (262) 703-6143.

Sincerely,

/s/ Wesley S. McDonald Wesley S. McDonald
Chief Financial Officer

Confidential Treatment of a portion of this letter requested by Kohl’s Corporation	12